Ariel Investment Trust

200 East Randolph Street

Suite 2900

Chicago, IL 60602

May 21, 2019

VIA EDGAR TRANSMISSION AND EMAIL

Ms. Lisa N. Larkin U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549	Ms. Lauren Hamilton U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 3 World Financial Center New York, NY 10281

Re:	Ariel Investment Trust (the “Trust”) - Pre-Effective Amendment No. 1 to
Registration Statement No. 333-230984 on Form N-14

Dear Mses. Hamilton and Larkin:

I am writing in response to the oral comments of Ms. Hamilton to the Pre-Effective Amendment No. 1 filed on May 17, 2019. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14. A copy of the pages reflecting the change to the lead in paragraph to the capitalization table and the capitalization table itself have been attached to this letter.

The Trust’s responses to your comments are as follows:

1.	SEC Comment: Please review lead in to the capitalization table to confirm that the numbers are audited.

Response: The Trust confirms that the capitalization table – now updated as of April 30, 2019 pursuant to the SEC’s request – has not been audited. References to it being audited in the lead in paragraph have been removed.

2.	SEC Comment: Please add a footnote to describe the share adjustments in the capitalization table.

Response: The Trust will add a footnote to the table, as follows: “The number of shares assumed to be issued is equal to the net asset value of the shares of each share class of the Target Fund, as of April 30, 2019, divided by the net asset value per share of the shares of each share class of the Acquiring Fund as of April 30, 2019.”

3.	SEC Comment: Please confirm, or change, the post-reorganization outstanding shares data in the capitalization table.

Response: Following our conversation with Ms. Hamilton regarding the calculations resulting in the post-reorganization outstanding shares data in the capitalization table, the Trust has made the modifications as shown in the attached pages.

Please contact me at (312) 612-2764 if there is any way we can be of assistance responding to further questions.

Sincerely,

/s/ Mareilé B. Cusack

Mareilé B. Cusack, Esq.

Vice President, Ariel Investment Trust

cc:	Wendy D. Fox, Chief Compliance Officer, Ariel Investment Trust

James R. Rooney, Chief Financial Officer, Ariel Investment Trust

Arthur Don, Esq., Greenberg Traurig, LLP, Counsel to the Trust

Marcia Y. Lucas, Esq., The Northern Trust Company, Administrator to the Trust